Exhibit 99.1

2024

INTERIM REPORT

FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

	For the six months ended 30 June
	2024	2023
Results	HK$’000	HK$’000	Change
Revenue	93,742	151,274	(38.0)%
Graphene products	61,489	97,103	(36.7)%
Landscape architecture	32,253	54,171	(40.5)%
Catering	–	–	–
	4,682	19,269	(75.7)%
Adjusted segment EBITDA*
Graphene products	7,374	16,012	(53.9)%
Landscape architecture	(2,692)	1,512	(278.0)%
Catering	–	1,745	(100.0)%

Loss before tax	(57,303)	(46,780)	22.5%
Loss attributable to owners of the parent	(54,096)	(43,968)	23.0%

	HK cents	HK cents

Basic loss per share attributable to ordinary equity holders of the parent	(6.00)	(6.06)	(1.0)%

*	Non-IFRS Measure

	At 30 June	At 31 December
	2024	2023
Results	HK$’000	HK$’000	Change
Total assets	839,316	847,343	(0.9)%
Net assets	329,247	369,638	(10.9)%
Shareholder’s equity	329,246	369,687	(10.9)%
Cash and bank balances	10,391	27,190	(61.8)%
Debt	234,206	233,165	0.4%

To supplement our unaudited condensed consolidated financial statements which are presented in accordance with International Financial Reporting Standards (“IFRSs”), adjusted segment EBITDA is used as an additional financial measure throughout this interim report. The financial measure is presented because it is used by management to evaluate operating performance. The Company believes that non-IFRS measure may provide useful information to help investors and others understand and evaluate the Company’s consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of our peer companies. However, non-IFRS financial measure does not have a standardised meaning prescribed by IFRSs and therefore may not be comparable to similar measures presented by other companies.

Adjusted segment EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates, impairment/(reversal of impairment) on financial and contract assets, unallocated other income and gains and corporate expenses.

Please refer to note 4 to the unaudited condensed consolidated financial statements in this interim report for reconciliation of loss before tax, an IFRS measure, to adjusted segment EBITDA.

Graphex Group Limited Interim Report 2024	2

CORPORATE INFORMATION

BOARD OF DIRECTORS	CORPORATE WEBSITE

Executive Directors	www.graphexgroup.com

Mr. Lau Hing Tat Patrick	AUTHORISED REPRESENTATIVES
Mr. Chan Yick Yan Andross
Mr. Qiu Bin	Mr. Kwok Ka Hei
Mr. Chan Yick Yan Andross
Non-executive Director
ALTERNATES TO AUTHORISED REPRESENTATIVES
Mr. Ma Lida
Mr. Lau Hing Tat Patrick
Independent non-executive Directors
PRINCIPAL BANKERS
Ms. Tam Ip Fong Sin
Mr. Wang Yuncai	Bank of China (Hong Kong)
Mr. Liu Kwong Sang	Bank of Communications
Mr. Tang Zhaodong	The Bank of East Asia
The Hongkong and Shanghai Banking
COMPANY SECRETARY
PRINCIPAL SHARE REGISTRAR OFFICE
Mr. Kwok Ka Hei
Ocorian Trust (Cayman) Limited
REGISTERED OFFICE	Windward 3
Regatta Office Park
Windward 3	P.O. Box 1350
Regatta Office Park	Grand Cayman KY1-1108
P.O. Box 1350	Cayman Islands
Grand Cayman KY1-1108
Cayman Islands	HONG KONG SHARE REGISTRAR

HEADQUARTER, HEAD OFFICE AND	Tricor Investor Services Limited
PRINCIPAL PLACE OF BUSINESS	17/F, Far East Finance Centre
IN HONG KONG	16 Harcourt Road
Hong Kong
11/F COFCO Tower
262 Gloucester Road	ADR DEPOSITARY
Causeway Bay
Hong Kong	Bank of New York Mellon

AUDIT COMMITTEE	INVESTOR RELATIONS

Mr. Liu Kwong Sang (Chairman)	Email: investrel@graphexgroup.com
Ms. Tam Ip Fong Sin
Mr. Wang Yuncai	LEGAL ADVISER AS TO HONG KONG LAW

REMUNERATION COMMITTEE	Tso Au Yim & Yeung

Ms. Tam Ip Fong Sin (Chairlady)	AUDITOR
Mr. Wang Yuncai
Crowe (HK) CPA Limited
NOMINATION COMMITTEE

Ms. Tam Ip Fong Sin (Chairlady)
Mr. Wang Yuncai

Graphex Group Limited Interim Report 2024	3

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the six months ended 30 June 2024

		For the six months ended 30 June
		2024	2023
	Notes	(Unaudited) HK$’000	(Unaudited) HK$’000
REVENUE	3	93,742	151,274
Cost of sales	7	(63,375)	(101,242)
GROSS PROFIT		30,367	50,032
Other income and gains	5	6,934	6,553
Selling and marketing expenses		(1,230)	(2,956)
Administrative expenses		(75,030)	(76,724)
Impairment losses on financial and contract assets, net		(6,704)	(10,705)
Impairment losses on property, plant and equipment and other intangible asset, net		(1,859)	–
Fair value loss on financial assets at fair value through profit or loss		(3)	(6)
Finance costs	6	(8,978)	(12,744)
Share of losses of associates		(800)	(230)
LOSS BEFORE TAX	7	(57,303)	(46,780)
Income tax credit	8	3,257	5,005
LOSS FOR THE PERIOD		(54,046)	(41,775)
Attributable to:
Owners of the parent		(54,096)	(43,968)
Non-controlling interests		50	2,193
		(54,046)	(41,775)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic
– For loss for the period	10	HK(6.00) cents	HK(6.06) cents
Diluted
– For loss for the period		HK(6.00) cents	HK(6.06) cents

Graphex Group Limited Interim Report 2024	4

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2024

	For the six months ended 30 June
	2024	2023
	(Unaudited) HK$’000	(Unaudited) HK$’000
LOSS FOR THE PERIOD	(54,046)	(41,775)

OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(3,706)	(16,369)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	(3,706)	(16,369)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(57,752)	(58,144)

Attributable to:
Owners of the parent	(57,802)	(60,475)
Non-controlling interests	50	2,331

	(57,752)	(58,144)

Graphex Group Limited Interim Report 2024	5

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2024

		30 June	31 December
		2024	2023
		(Unaudited)	(Audited)
	Notes	HK$’000	HK$’000
NON-CURRENT ASSETS
Property, plant and equipment		23,863	28,676
Goodwill		101,939	101,939
Other intangible assets		435,823	460,997
Investments in associates		–	801
Equity investments designated at fair value through other comprehensive income		34	34
Prepayments, deposits and other receivables		5,122	5,157
Deferred tax assets		3,225	3,240
Total non-current assets		570,006	600,844
CURRENT ASSETS
Inventories		16,451	13,712
Trade and bills receivables	11	157,478	147,991
Prepayments, deposits and other receivables		61,685	27,677
Financial assets at fair value through profit or loss		19	23
Contract assets		23,241	29,906
Restricted bank deposit		45	–
Cash and cash equivalents		10,391	27,190
Total current assets		269,310	246,499
CURRENT LIABILITIES
Trade payables	12	39,149	23,190
Other payables and accruals		98,259	80,547
Contract liabilities		40,248	38,627
Lease liabilities		3,429	4,682
Interest-bearing borrowings	13	150,099	135,882
Convertible notes	15	3,798	4,158
Tax payable		32,847	33,082
Total current liabilities		367,829	320,168
NET CURRENT LIABILITIES		(98,519)	(73,669)
TOTAL ASSETS LESS CURRENT LIABILITIES		471,487	527,175

Graphex Group Limited Interim Report 2024	6

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2024

		30 June	31 December
		2024	2023
	Notes	(Unaudited) HK$’000	(Audited) HK$’000
NON-CURRENT LIABILITIES
Lease liabilities		13,698	14,919
Interest-bearing borrowings	13	–	12,500
Promissory note	14	63,182	61,024
Deferred tax liabilities		65,360	69,094
Total non-current liabilities		142,240	157,537
NET ASSETS		329,247	369,638
EQUITY
Equity attributable to owners of the parent
Share capital
– ordinary shares	16	9,711	8,980
– preference shares	16	3,236	3,236
Other reserves		316,299	357,471
		329,246	369,687
Non-controlling interests		1	(49)
TOTAL EQUITY		329,247	369,638

Graphex Group Limited Interim Report 2024	7

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2024

	Share	Preference	Share premium	Share- based payment	rights of convertible	Warrant	Fair value	Capital	Reserve	Exchange fluctuation	Accumulated		Non- controlling	Total
	capital	shares	account*	reserve*	notes*	reserve*	reserve*	reserve*	funds*	reserve*	losses*	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2024 As previously reported	8,980	3,236	782,438	14,764	883	19,943	(2,606)	5	10,701	(16,420)	(452,237)	369,687	(49)	369,638
Loss for the period	–	–	–	–	–	–	–	–	–	–	(54,096)	(54,096)	50	(54,046)
Other comprehensive income for the period:
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	(3,706)	–	(3,706)	–	(3,706)
Total comprehensive loss for the period	–	–	–	–	–	–	–	–	–	(3,706)	(54,096)	(57,802)	50	(57,752)
Issue of ordinary shares
upon conversion of convertible notes	6	–	438	–	(56)	–	–	–	–	–	–	388	–	388
Issue of ordinary shares
under the share award scheme	264	–	11,783	(12,047)	–	–	–	–	–	–	–	–	–	–
Issue of ordinary shares	461	–	4,870	–	–	–	–	–	–	–	–	5,331	–	5,331
Equity-settled share-based transactions	–	–	–	11,642	–	–	–	–	–	–	–	11,642	–	11,642
At 30 June 2024 (unaudited)	9,711	3,236	799,529	14,359	827	19,943	(2,606)	5	10,701	(20,126)	(506,333)	329,246	1	329,247

*	These reserve accounts as at 30 June 2024 comprise the consolidated other reserves of HK$316,299,000 (31 December 2023: HK$357,471,000) in the condensed consolidated statement of financial position.

Graphex Group Limited Interim Report 2024	8

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2024

	Share	Preference	Share premium	Share- based payment	rights of convertible	Warrant	Fair value	Capital	Reserve	Exchange fluctuation	Accumulated		Non- controlling	Total
	capital	shares	account*	reserve*	notes*	reserve*	reserve*	reserve*	funds*	reserve*	losses*	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2023
As previously reported	6,835	3,236	673,303	2,940	13,006	19,943	(2,547)	5	13,471	(7,769)	(341,839)	380,584	(10,742)	369,842
Loss for the period	–	–	–	–	–	–	–	–	–	–	(43,968)	(43,968)	2,193	(41,775)
Other comprehensive
income for the period:
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–		–	(16,507)	138	(16,369)
Total comprehensive loss for the period	–	–	–	–	–	–	–	–	–	(16,507)	(43,968)	(60,475)	2,331	58,144
Issue of ordinary shares upon conversion of convertible notes	939	–	–	62,314	–	(12,022)	–	–	–	–	–	51,231	–	51,231
Equity-settled share-based transactions	–	–	–	2,546	–	–	–	–	–	–	–	2,546	–	2,546
At 30 June 2023 (unaudited)	7,774	3,236	735,617	5,486	984	19,943	(2,547)	5	13,471	(24,276)	(385,807)	373,886	(8,411)	365,475

*	These reserve accounts as at 30 June 2023 comprise the consolidated other reserves of HK$362,876,000 (31 December 2022: HK$370,513,000) in the condensed consolidated statement of financial position.

Graphex Group Limited Interim Report 2024	9

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2024

	For the six months ended 30 June
	2024	2023
	(Unaudited) HK$’000	(Unaudited) HK$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(57,303)	(46,780)
Adjustments for:
Finance costs	8,978	12,744
Share of losses of associates	800	230
Interest income	(786)	(582)
Amortisation and depreciation	24,826	27,187
Dividend income from equity instruments at fair value through other comprehensive income	(65)	(92)
(Gain)/loss on disposal of property, plant and equipment	(177)	106
Impairment of property, plant and equipment, net	1,740	–
Impairment of other intangible assets, net	119	–
Impairment loss of trade receivables, net	3,387	3,330
Impairment loss of contract assets, net	4,261	7,375
Impairment loss of other receivables and other assets, net	(944)	–
Equity-settled share-based transaction	11,642	2,546
Gain on lease termination	–	(2)
Gain on settlement of other payables upon issue of ordinary shares	(560)	–
Waiver of interest on convertible notes	–	(1,160)
Fair value changes on financial assets at fair value through profit or loss	3	6
Exchange differences, net	(166)	311
	(4,245)	5,219
(Increase)/decrease in inventories	(2,850)	7,429
Increase in trade and bills receivables	(13,958)	(88,232)
Decrease/(increase) in contract assets	2,232	(4,172)
(Increase)/decrease in prepayments, deposits and other receivables	(12,583)	4,700
Increase in trade payables	16,199	64,905
Increase in other payables and accruals	12,594	5,056
Increase/(decrease) in contract liabilities	1,857	(2,575)
Cash used in operations	(754)	(7,670)
Interest received	15	46
Income tax paid	–	(708)
Net cash flows used in operating activities	(739)	(8,332)

Graphex Group Limited Interim Report 2024	10

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2024

	For the six months ended 30 June
	2024	2023
	(Unaudited) HK$’000	(Unaudited) HK$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	17	771
Purchases of items of property, plant and equipment	(31)	(823)
Proceeds from disposal of property, plant and equipment	177	2
Repayment of a loan from a joint venture	8,690	10,630
Loan advanced to joint ventures	(23,246)	(13,828)
Purchase of the other intangible asset	(10)	(84)
Dividend from equity instruments at fair value through other
comprehensive income	65	92
Placement of restricted bank deposit	(45)	–
Net cash flows used in investing activities	(14,383)	(3,240)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	7,035	5,236
Repayment of bank borrowings	(5,108)	(5,236)
Proceeds from other borrowings	–	6,014
Repayment of other borrowings	(110)	(2,392)
Interest paid	(1,041)	(918)
Repayment of lease liabilities	(2,363)	(3,387)
Dividend paid to non-controlling interests	–	(1,511)
Net cash flows used in financing activities	(1,587)	(2,194)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,709)	(13,766)
Cash and cash equivalents at beginning of period	27,190	31,470
Effect of foreign exchange rate changes, net	(90)	(245)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	10,391	17,459

Graphex Group Limited Interim Report 2024	11

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

1.	CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

2.1	BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six months ended 30 June 2024 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2023. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated.

All intra-group transactions and balances have been eliminated on consolidation.

Going concern basis

The Group recorded a loss attributable to owners of the parent of HK$54,096,000 for the six months ended 30 June 2024 and net current liabilities of HK$98,519,000 as at 30 June 2024.

In view of the above circumstances, the directors have given careful consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern in the foreseeable future.

The directors of the Company have reviewed the Group’s cash flow projection prepared by management, which includes revenue and expenditure growth of the business, working capital needs and, the continuing renewal of the banking facilities. They are of the opinion that, after taking into account the measures to be implemented and has been implemented, the Group will have sufficient working capital to finance its operation and to meet its financial obligations for at least the next twelve months from the date of approval of these interim condensed consolidated financial statements. Accordingly, the directors of the Company believe it is appropriate to prepare the interim condensed consolidated financial statements of the Group for the six months ended 30 June 2024 on a going concern basis.

Graphex Group Limited Interim Report 2024	12

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

2.1	BASIS OF PREPARATION (Continued)

Going concern basis (Continued)

In view of these circumstances, the directors have taken various measures with an aim to improve the Group’s liquidity position. The directors have prepared a cash flow forecast of the Group for the next twelve months from the end of the reporting period taken into account the followings:

(i)	The Group has obtained a short-term loan facility of HK$20,000,000 for financing its working capital;

(ii)	The Group has taken various cost control measures to tighten the costs of operations;

(iii)	The Group is in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities; and

(iv)	Graphex (Shandong) New Energy Technologies Limited (the “Graphex Shandong”), being an indirect whollyowned subsidiary of the Company established for the purpose of operating a project in Nanshu Town has on 26 October 2023 received a letter of intent (“LOI”) issued by one of the four major banks of the PRC (the “Bank”) to Graphex Shandong, whereby the Bank has indicated an intention of providing banking facilities of RMB400 million for the project (the “Proposed Loan”). The LOI is non-legally binding and the granting of the Proposed Loan is subject to, amongst other things, the Bank’s further evaluation on the Proposed Loan, finalisation of the terms and conditions of the Proposed Loan and compliance with the relevant banking and other laws and regulations of the PRC.

Whether the Group will be able to generate adequate cash flows to continue as a going concern would depend on the successful outcome of the above measures.

Should the going concern assumption be inappropriate, adjustments may have to be made to write down the values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to reclassify noncurrent assets and non-current liabilities as current assets and current liabilities. The effects of these adjustments have not been reflected in these interim condensed consolidated financial statements.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURE

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2023, except for the adoption of new standards effective as of 1 January 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Graphex Group Limited Interim Report 2024	13

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURE (Continued)

The IASB has issued a number of new or amended IFRSs that are first effective for the current accounting period of the Group:

Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current Liabilities
Amendments to IAS 1	Non-current Liabilities with Covenants

Other than as noted below, the adoption of the new or amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented. The Group has not early applied any new or amended IFRSs that is not yet effective for the current accounting period.

3.	REVENUE

An analysis of revenue is as follows:

	For the six months ended 30 June
	2024	2023
	(Unaudited) HK$’000	(Unaudited) HK$’000
Type of goods or services
Sales of graphene products	61,489	97,103
Landscape architecture services	32,253	54,171
Total Revenue	93,742	151,274
Geographical markets
Mainland China	79,587	138,178
Hong Kong	12,629	12,754
Others	1,526	342
Total Revenue	93,742	151,274
Timing of revenue recognition Goods transferred at a point in time	61,489	97,103
Services transferred over time	32,253	54,171
Total Revenue	93,742	151,274

Graphex Group Limited Interim Report 2024	14

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

+30 June 2024

4.	OPERATING SEGMENT INFORMATION

Information reported to the board of directors, being the chief operating decision maker (CODM), for the purposes of resources allocation and assessment of segment performance focuses on types of goods and services delivered and provided.

For management purposes, the Group has identified the following two (30 June 2023: three) major reportable segments. Certain segments have been aggregated to form the following reportable segments:

(a)	Processing and sale of graphite and graphene related products (“Graphene Products Segment”);

(b)	Providing landscape architecture design (“Landscape Architecture Design Segment”); and

(c)	The catering business focuses on operation of restaurants (“Catering Segment”).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group’s profit/loss before tax except that finance costs, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

Graphex Group Limited Interim Report 2024	15

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

4.	OPERATING SEGMENT INFORMATION (Continued)

The following tables present revenue and profit/loss information for the Group’s operating segments for the six months ended 30 June 2024 and 2023.

Six months ended 30 June 2024 (Unaudited)

	Graphene products	Landscape architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue (note 3)
Sales to external customers	61,489	32,253	–	93,742
Elimination of inter-segment sales	–	–	–	–
Segment results	(15,830)	(13,058)	–	(28,888)
Reconciliations:
Unallocated income and gains				1,005
Unallocated expenses				(19,997)
Unallocated finance costs				(8,216)
Unallocated depreciation and amortisation				(407)
Share of losses of associates				(800)
Loss before tax				(57,303)
Adjusted segment EBITDA (note (i))	7,374	(2,692)	–	4,682

Six months ended 30 June 2023 (Unaudited)

	Graphene products	Landscape architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue (note 3)
Sales to external customers	97,103	54,171	–	151,274
Elimination of inter-segment sales	–	–	–	–
Segment results	(7,790)	(13,013)	1,680	(19,123)
Reconciliations:
Unallocated income and gains				1,316
Unallocated expenses				(16,479)
Unallocated finance costs				(11,858)
Unallocated depreciation and amortisation				(406)
Share of losses of associates				(230)
Loss before tax				(46,780)
Adjusted segment EBITDA (note (i))	16,012	1,512	1,745	19,269

Graphex Group Limited Interim Report 2024	16

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

4.	OPERATING SEGMENT INFORMATION (Continued)

The following tables present assets and liabilities information for the Group’s operating segments as at 30 June 2024 and 31 December 2023.

30 June 2024 (Unaudited)
		Landscape
	Graphene products	architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	750,996	81,723	–	832,719
Reconciliations:
Elimination of intersegment receivables				(17,456)
Unallocated assets				24,053
Total assets				839,316
Segment liabilities	95,602	69,941	–	165,543
Reconciliations:
Elimination of intersegment payables				(17,456)
Unallocated liabilities				361,982
Total liabilities				510,069
31 December 2023 (Audited)

		Landscape
	Graphene products	architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	744,222	87,663	–	831,885
Reconciliations:
Elimination of intersegment receivables				(15,641)
Unallocated assets				31,099
Total assets				847,343
Segment liabilities	72,988	71,405	–	144,393
Reconciliations:
Elimination of intersegment payables				(15,641)
Unallocated liabilities				348,953
Total liabilities				477,705

Graphex Group Limited Interim Report 2024	17

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

4.	OPERATING SEGMENT INFORMATION (Continued)

The following tables present other segment information for the Group’s operating segments for the six months ended 30 June 2024 and 2023.

Six months ended 30 June 2024 (Unaudited)

		Landscape
	Graphene products	architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Other segment information
Share of losses of associates unallocated				800
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	–	6,704	–	6,704
– Property, plant and equipment and other intangible asset	–	1,859	–	1,859
Reconciliation:
Unallocated				–
Total				8,563
Depreciation and amortisation	22,752	1,667	–	24,419
Reconciliation:
Unallocated				407
Total				24,826
Income and gains allocated	6	5,923	–	5,929
Finance costs allocated	452	310	–	762
Investment in an associate unallocated				–
Capital expenditure (note (ii))	–	41	–	41
Reconciliation:
Unallocated				–
Total				41

Graphex Group Limited Interim Report 2024	18

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

4.	OPERATING SEGMENT INFORMATION (Continued)

Six months ended 30 June 2023 (Unaudited)

		Landscape
	Graphene products	architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Other segment information
Share of losses of associates unallocated				230
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	–	10,705	–	10,705
Reconciliation:
Unallocated				–
Total				10,705
Depreciation and amortisation	23,307	3,412	61	26,780
Reconciliation:
Unallocated				407
Total				27,187
Income and gains allocated	2	3,185	2,050	5,237
Finance costs allocated	495	388	3	886
Investment in an associate unallocated				–
Capital expenditure (note (ii))	451	456	–	907
Reconciliation:
Unallocated				–
Total				907

Graphex Group Limited Interim Report 2024	19

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

4.	OPERATING SEGMENT INFORMATION (Continued)

Notes:

(i)	Adjusted segment EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates, impairment/(reversal of impairment) on financial and contract assets, unallocated other income and gains and corporate expenses.

A reconciliation of adjusted segment EBITDA to consolidated loss before income tax is provided as follows:

	30 June 2024 (Unaudited)	30 June 2023 (Unaudited)
	HK$’000	HK$’000
Loss before tax	(57,303)	(46,780)
Add:
Finance costs	8,978	12,744
Amortisation and depreciation
– property, plant and equipment	548	1,623
– right-of-use assets	2,390	2,890
– other intangible assets	21,888	22,674

EBITDA	(23,499)	(6,849)

Impairment of property, plant and equipment, net	1,740	–
Impairment of other intangible assets, net	119	–
Impairment loss of trade receivables, net	3,387	3,330
Impairment loss of contract assets, net	4,261	7,375
Impairment loss of other receivables, net	(944)	–
Fair value changes on financial assets at fair value through profit or loss	3	6
(Gain)/loss on disposal of items of property, plant and equipment	(177)	106
Share of losses of associates	800	230
Corporate expenses
– Directors and corporate staff salaries	9,289	8,108
– Auditor’s remuneration	620	726
– Legal and professional expenses	6,794	3,883
– Publicity expenses	632	907
– Bank charges	689	826
– Others	1,973	2,029
	19,997	16,479
Unallocated income and gains
– Dividend income from equity investments at fair value through other comprehensive income	(65)	(92)
– Interest income	(329)	(126)
– Gain on settlement of other payables upon issue of ordinary shares	(560)	–
– Waiver of interest	–	(1,160)
– Others	(51)	(30)
	(1,005)	(1,408)
Adjusted segment EBITDA	4,682	19,269

(ii)	Capital expenditure consists of additions to property, plant and equipment and other intangible assets except for right-of-use assets.

(iii)	On 1 August 2023 and 24 November 2023, the Group and a third party entered into two agreements, pursuant to which, the Group disposed of the entire equity interests in Yummy Food Holdings Limited (“Yummy Food”) and Thai Gallery (HK) Limited (“Thai Gallery”) and their subsidiaries at zero consideration. The disposal was completed on 24 November 2023.

Graphex Group Limited Interim Report 2024	20

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

5.	OTHER INCOME AND GAINS

An analysis of other income and gains is as follows:

	For the six months ended 30 June
	2024	2023
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Other income
Service income	4,969	1,659
Dividend income from equity instruments at fair value through other comprehensive income	65	92
Interest income	786	582
Waiver of interest on convertible notes	–	1,160
Compensation from a supplier	–	1,041
Government grants (note)	291	914
	6,111	5,448
Gains
Gain on lease termination	–	2
Gain on settlement of other payables upon issue of ordinary shares	560	–
Gain on disposal of items of property, plant and equipment	177	–
Exchange difference, net	1	44
Others	85	1,059
	823	1,105
	6,934	6,553

Note:	Government grants were received from government departments for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

6.	FINANCE COSTS

An analysis of finance costs is as follows:

	For the six months ended 30 June
	2024	2023
	(Unaudited) HK$’000	(Unaudited) HK$’000
Interest on interest-bearing borrowings	4,621	4,383
Interest on convertible notes	928	3,925
Interest on promissory note	2,871	3,769
Interest on lease liabilities	558	667
	8,978	12,744

Graphex Group Limited Interim Report 2024	21

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

7.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging:

	For the six months ended 30 June
	2024	2023
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Cost of inventories sold	45,249	63,753
Cost of services provided	18,126	37,489
Cost of sales	63,375	101,242
Amortisation and depreciation
– property, plant and equipment	548	1,623
– right-of-use assets	2,390	2,890
– other intangible assets	21,888	22,674
	24,826	27,187
Research and development cost: current year expenditure	7,760	10,780
Lease payments for leases less than 12 months	1,096	771
Auditor’s remuneration	685	824
Employee benefit expense (including directors and chief executive’s remuneration):
– wages and salaries	30,938	38,371
– equity-settled share-based payment expenses	6,194	1,907
– pension scheme contributions (defined contribution scheme)	3,945	6,798
– welfare and other benefits	212	375
	41,289	47,451
Equity-settled share-based payment for services	5,448	639
Foreign exchange differences, net	(166)	311
Impairment of property, plant and equipment, net	1,740	–
Impairment of other intangible assets, net	119	–
Impairment loss of financial and contract assets
Impairment loss of trade receivables, net	3,387	3,330
Impairment loss of contract assets, net	4,261	7,375
Impairment loss of financial assets included in other receivables and other assets, net	(944)	–
	6,704	10,705
Fair value loss on financial assets at fair value through profit or loss	3	6
(Gain)/loss on disposal of property, plant and equipment	(177)	106

Graphex Group Limited Interim Report 2024	22

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

8.	INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2023: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計（上海）有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 15 November 2023 and is entitled to a preferential corporate income tax rate of 15% (2023: 15%) for a period of three years ending 31 December 2025.

前海泛亞景觀設計（深圳）有限公司 has been provided at the rate of 15% (2023: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2023: 15%) for a period of three years ended 31 December 2025.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2023: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the US and is subject to corporate income tax at 21%.

	For the six months ended 30 June
	2024	2023
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Current tax:
Hong Kong	–	–
Mainland China	–	–
	–	–
Deferred tax	(3,257)	(5,005)
Total tax credit for the period	(3,257)	(5,005)

Graphex Group Limited Interim Report 2024	23

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

9.	DIVIDEND

The board of directors of the Company does not recommend the payment of any interim dividend (six months ended 30 June 2023: nil) for the six months ended 30 June 2024.

10.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent of HK$54,096,000 (six months ended 30 June 2023: HK$43,968,000), and the weighted average number of ordinary shares of 901,508,416 (six months ended 30 June 2023: 725,781,129) issued during the period.

No adjustment has been made to the basic loss per share amounts presented for the six months ended 30 June 2024 and 2023 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilution effect on the basic loss per share amounts presented.

The calculation of basic loss per share was based on:

	For the six months ended 30 June
	2024	2023
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Loss
Loss attributable to ordinary equity holders of the parent	(54,096)	(43,968)

	Number of shares
	For the six months ended 30 June
	2024	2023
	(Unaudited)	(Unaudited)

Shares
Weighted average number of ordinary shares in issue during the period used in the basic loss per share calculation	901,508,416	725,781,129

Graphex Group Limited Interim Report 2024	24

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

11.	TRADE AND BILLS RECEIVABLES

	30 June	31 December
	2024	2023
	(Unaudited) HK$’000	(Audited) HK$’000
Trade and bills receivables	233,000	220,655
Allowance for impairment	(75,522)	(72,664)
	157,478	147,991

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non-interest-bearing.

Included in the Group’s trade and bill receivables were amounts billed of HK$157,028,000 (31 December 2023:

HK$78,252,000) and billable of HK$75,972,000 (31 December 2023: HK$142,403,000).

An ageing analysis of trade and bills receivables as at the end of the reporting period, based on the invoice date, and net of allowance for lifetime expected credit losses, is as follows:

	30 June	31 December
	2024	2023
	(Unaudited) HK$’000	(Audited) HK$’000
Within 6 months	58,090	75,972
Over 6 months but within 1 year	72,924	49,715
Over 1 year but within 2 years	26,353	20,962
Over 2 years but within 3 years	111	1,342
	157,478	147,991

Graphex Group Limited Interim Report 2024	25

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

12.	TRADE PAYABLES

An aged analysis of trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	30 June	31 December
	2024	2023
	(Unaudited) HK$’000	(Audited) HK$’000
Within 1 year	36,889	20,278
Over 1 year but within 2 years	77	22
Over 2 years but within 3 years	19	42
Over 3 years	2,164	2,848
	39,149	23,190

The trade payables are non-interest-bearing and are normally settled within three months.

13.	INTEREST-BEARING BORROWINGS

		30 June 2024 (Unaudited)
		Effective interest rate
	Notes	(%)	Maturity	HK$’000
Current
Bank borrowing – guaranteed	(a)	3.0–3.6	2024	12,873
Other borrowing – unsecured	(b)	3.8	On demand	1,557
Other borrowing – unsecured	(b)	14.4	On demand	2,014
Other borrowing – unsecured	(b)	9	2024	11,000
Other borrowing – unsecured	(b)	15	On demand	4,000
Other borrowing – unsecured	(b)	5	On demand	1,586
Other borrowing – unsecured	(b)	Nil	On demand	1,697
Current portion of corporate bonds
– unsecured	(c), (d) and (e)	6	2025 but	88,540
			subject to right to demand repayment
– unsecured	(c) and (d)	9.13–10.04	On demand	26,832
				150,099
Non-current				–

Graphex Group Limited Interim Report 2024	26

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

13.	INTEREST-BEARING BORROWINGS (Continued)

		31 December 2023 (Audited)
		Effective
		interest rate
	Notes	(%)	Maturity	HK$’000
Current
Bank borrowing – guaranteed	(a)	3.6–3.8	2024	11,035
Other borrowing – unsecured	(b)	4	On demand	1,678
Other borrowing – unsecured	(b)	14.4	On demand	2,014
Other borrowing – unsecured	(b)	9	2024	11,000
Other borrowing – unsecured	(b)	15	On demand	4,000
Other borrowing – unsecured	(b)	5	On demand	1,586
Other borrowing – unsecured	(b)	Nil	On demand	1,697
Current portion of corporate bonds
– unsecured	(c), (d) and (e)	6	2025 but subject	76,040
			to right to demand repayment
– unsecured	(c) and (d)	9.13–10.04	On demand	26,832
				135,882
Non-current
Corporate bonds – unsecured	(d)	6 2025	12,500

Graphex Group Limited Interim Report 2024	27

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

13.	INTEREST-BEARING BORROWINGS (Continued)

The corporate bonds recognised in the interim condensed consolidated financial statements are calculated as follows:

	HK$6% Corporate Bonds due 2021	HK$6% Corporate Bonds due 2021 and 2022	HK$6% Corporate Bonds due 2021 and 2022	HK$6% Corporate Bonds due 2023	HK$6% Corporate Bonds due 2025	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(note (c))	(note (d))	(note (d))	(note (e))
Carrying amount as at 1 January 2023	22,955	28,693	53,224	7,995	2,500	115,367
Interest charged	–	–	–	13	3,025	3,038
Interest paid and interest
payable included in other
payables and accruals	–	–	–	(8)	(3,025)	(3,033)
Due date extension	(10,469)	(19,387)	(48,184)	(8,000)	86,040	–
Carrying amount as at 31 December 2023	12,486	9,306	5,040		88.540	115,372
Carrying amount as at 1 January 2024	12,486	9,306	5,040	–	88.540	115,372
Interest charged	–	–	–	–	2,649	2,649
Interest paid and interest
payable included in other
payables and accruals	–	–	–	–	(2,649)	(2,649)
Carrying amount as at 30 June 2024	12,486	9,306	5,040	–	88,540	115,372

Graphex Group Limited Interim Report 2024	28

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

13.	INTEREST-BEARING BORROWINGS (Continued)

Notes:

(a)	During the period ended 30 June 2024, the Group obtained bank borrowings of HK$7,035,000 (31 December 2023: HK$11,035,000) denominated in Renminbi, carry fixed interest rate at 3.0% and 3.6% per annum and repayable within one year. The bank borrowings were secured by a guarantee provided by the Company.

(b)	The Group’s all other borrowings were unsecured, of which, HK$1,557,000 (31 December 2023: HK$1,678,000) was denominated in Renminbi with duration of one year from the date issued, HK$16,800,000 (31 December 2023: HK$16,800,000) was denominated in Hong Kong dollars, with duration of three months to two years from the date issued, HK$3,497,000 (31 December 2023: HK$3,497,000) was denominated in US dollars, with duration of three months from the date issued.

(c)	The corporate bonds matured in 2021. In June 2023, certain holders of corporate bonds with aggregate carrying amount of approximately HK$10,469,000 have agreed in writing to extend the repayment date of the relevant bonds to 30 June 2025. Since the holders of the corporate bonds have right to demand immediate repayment in May 2024, the bonds have been reclassified under current liabilities. At 30 June 2024, the remaining balance of the corporate bonds of HK$12,486,000 (31 December 2023: HK$12,486,000) was repayable on demand. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually.

(d)	The Company issued corporate bonds of HK$79,500,000 and HK$37,000,000 in 2020 and 2019, respectively, which were matured in 2021 and 2022, respectively. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually. During the year ended 31 December 2023, corporate bonds with aggregate nominal value of HK$67,571,000 (2022: HK$2,500,000) were extended to 2025, as agreed with the corporate bond holders. Since the holders of the corporate bonds with aggregate carrying amount of approximately HK$57,571,000 have right to demand immediate repayment in May 2024, the related bonds have been reclassified under current liabilities. As at 30 June 2024, the remaining balance of corporate bonds of HK$14,346,000 (31 December 2023: HK$14,346,000) was repayable on demand.

(e)	On 6 January 2021, the Company issued HK$8,000,000 corporate bonds with a nominal value of HK$8,000,000, of which HK$7,440,000, after net of related transaction costs, was received in 2021. The bonds matured in 2023 and carried coupon interest at a rate of 6% per annum and payable annually. In June 2023, the holders of corporate bonds have agreed in writing to extend the repayment date of the relevant bonds to 30 June 2025. Since the holders of the corporate bonds have right to demand immediate repayment in May 2024, the bonds have been reclassified under current liabilities.

(f)	The Company is also in serious negotiations with the corporate bond holders for extension of the remaining corporate bonds.

Graphex Group Limited Interim Report 2024	29

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

14.	PROMISSORY NOTE

	30 June	31 December
	2024	2023
	(Unaudited)	(Audited)
	HK$’000	HK$’000
At the beginning of the period	61,024	90,074
Conversion to ordinary shares	–	(34,481)
Effective interest charged	2,871	7,628
Interest payable and included in other payables and accruals	(713)	(2,197)
At the end of the period	63,182	61,024

Note:	On 7 August 2019, the Group issued a 4-year unsecured promissory note with principal amount of HK$348,080,000 at 2% coupon rate, as part of the consideration for the acquisition of the entire issued share capital of Think High Global Limited. The effective interest rate was 8.4% at the date of issue. The fair value of the promissory note at acquisition date was estimated to be HK$274,552,000. The promissory note is carried at amortised cost.

On 9 December 2021, the Group and the promissory note holder, which is an independent third party and not a substantial shareholder of the Company, entered into an agreement to extend the maturity date from 6 August 2023 to 6 August 2026. A gain on extension of promissory note of approximately HK$51,435,000 was recognised in profit or loss for the year ended 31 December 2021. The fair value of the promissory note of HK$263,740,000 at the date of extension was determined by the directors of the Company based on the valuation prepared by a professional qualified valuer independent to the Group, CHFT Advisory and Appraisal Ltd. The effective interest rate is 8.5% per annum.

On 25 March 2022, the Company issued 323,657,534 preference shares of HK$0.01 each, with a fair value of HK$178,427,000, as consideration for full settlement of promissory note to the holder of the promissory note with a carrying amount at HK$182,100,000, resulting in a gain on derecognition of promissory note of approximately HK$3,673,000 which was credited to the consolidated profit or loss for the year ended 31 December 2022.

On 11 December 2023, the Company issued 100,000,000 ordinary shares, at closing market price of HK$0.39 per ordinary share, with a fair value of HK$39,000,000, to the holder of the promissory note as consideration for full settlement of promissory note with a carrying amount at HK$34,481,000, resulting in a loss on derecognition of promissory note of approximately HK$4,519,000 which was recognised in the consolidated profit or loss for the year ended 31 December 2023. As at 30 June 2024, the holder of the promissory note held 100,000,000 ordinary shares of the Company, representing approximately 10.3% of the issued share capital of the Company.

Graphex Group Limited Interim Report 2024	30

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

15.	CONVERTIBLE NOTES

	Equity component
	Liability component	Conversion rights	Warrant reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000
As at 1 January 2023	52,983	13,006	19,943	85,932
Effective interest for the year	3,057	–	–	3,057
Conversion to ordinary shares	(51,882)	(12,123)	–	(64,005)
As at 31 December 2023	4,158	883	19,943	24,984
Effective interest for the year	28	–	–	28
Conversion to ordinary shares	(388)	(56)	–	(444)
As at 30 June 2024	3,798	827	19,943	24,568
Current portion of convertible notes	(3,798)
Non-current portion of convertible notes	–

Pursuant to the subscription agreement entered into between the Company and Lexinter International Inc. (“Lexinter”) on 19 January 2021 (“Subscription Agreement”), the Company shall issue the convertible notes and warrants in tranches with aggregate principal value of US$15,000,000 (equivalent to HK$116,250,000 at the fixed exchange rate of HK$7.75: US$1). The financial obligations in the convertible notes and warrants in Hong Kong dollars are fixed in accordance with the subscription agreement. The conversion rights embedded with the convertible notes are exercisable into ordinary shares at the price of HK$0.65 per ordinary share and the convertible notes bear coupon interests at the coupon rate of 5.5% per annum and will be due for repayment on the second anniversary of their respective issue dates. Warrants are exercisable from the issue date of warrants to the maturity date, which is five years from the date of issue. The share subscription rights attached to the warrants are exercisable into ordinary shares at the price of HK$0.65 per ordinary share.

The conversion rights embedded with the convertible notes and the warrant subscription rights are regarded as equity component as both of them meet with the fixed-for-fixed rule of IAS 32 i.e. fixed number of ordinary shares of the Company will be issued upon the exercise of the conversion rights and warrant subscription rights.

Graphex Group Limited Interim Report 2024	31

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

15.	CONVERTIBLE NOTES (Continued)

At the time of issuance, the Company allocated the proceeds to liability component and equity component in respect of the conversion rights of the convertible notes and warrant subscription rights as follows:

(i)	Liability component of the convertible notes represents the present value of the contractually determined stream of future cash flows discounted at the prevailing market interest rates applicable to instruments of comparable credit status taken into account the business risk and financial risk of the Company at the issue date, and

(ii)	Equity component in respect of conversion rights of convertible notes and warrant subscription rights represent the excess of proceeds over liability component of the convertible notes as determined in (i) above.

During the period ended 30 June 2024, convertible notes with principal amount of US$50,000 (equivalent to HK$387,500 at the fixed exchange rate of HK$7.75: US$1) (year ended 31 December 2023: US$7,970,000 (equivalent to HK$61,676,500 at the fixed exchange rate of HK$7.75: US$1)) were converted into 596,153 (year ended 31 December 2023: 95,026,919) ordinary shares at HK$0.65 (year ended 31 December 2023: HK$0.65) per ordinary share.

At 30 June 2024, there were outstanding convertible notes with aggregate principal value of US$490,000 (2023: US$540,000), which was equivalent to approximately HK$3,797,500 (2023: HK$4,185,000) at the fixed exchange rate of HK$7.75: US$1 as stipulated in the Subscription Agreement, out of which convertible notes with principal value of US$290,000 and US$200,000 was overdue since 23 August 2023 and 9 January 2024, respectively. The holder of these convertible notes has not taken any legal action against the Company.

At 30 June 2024, the effective interest rate of the liabilities component of the convertible notes ranged from 18.84% to 22.04% (year ended 31 December 2023: 18.83% to 22.04%).

At 30 June 2024, 5,842,313 (year ended 31 December 2023: 6,438,466) and 89,423,076 (year ended 31 December 2023: 89,423,076) ordinary shares are issuable under the conversion rights of the convertible notes and the warrants at HK$0.65 per ordinary share, respectively.

At 30 June 2024 and 31 December 2023, the entire issued capital of Think High Global Limited, which holds 100% of the Graphene Products Business, was charged in favour of Lexinter for the outstanding convertible notes and the warrants.

Graphex Group Limited Interim Report 2024	32

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

16.	SHARE CAPITAL

Ordinary Shares

	30 June	31 December
	2024	2023
	(Unaudited)	(Audited)
	HK$’000	HK$’000
Issued and fully paid
971,136,762 (2023: 897,974,788) ordinary shares of HK$0.01 each	9,711	8,980

A summary of movements in the Company’s share capital is as follows:

	Number of issued and fully paid	Nominal value of shares	Share premium account
	shares	HK$’000	HK$’000
As at 31 December 2023 and 1 January 2024	897,974,788	8,980	607,247
Issue of ordinary shares upon conversion of convertible notes (note (a))	596,153	6	438
Shares granted under share award scheme (note (b))	26,476,438	264	11,783
Issue of new ordinary shares (note (c))	46,089,383	461	4,870
As at 30 June 2024	971,136,762	9,711	624,338

Notes:

(a)	Conversion of convertible notes

On 30 January 2024, convertible notes with principal amount of US$50,000 was converted into 596,153 ordinary shares at conversion price of HK$0.65 per ordinary shares.

(b)	On 20 June 2024, the Company allotted and issued 26,476,438 ordinary shares under the Company’s share award scheme.

(c)	On 8 May 2024 and 28 June 2024, the Company allotted and issued 2,400,000 and 43,689,383 new ordinary shares as consideration for settlement of other payables of approximately HK$429,600 and HK$5,461,000, respectively. The closing market price of the Company’s shares on the issue date was HK$0.164 and HK$0.113, respectively, per share. Gain on settlement of other payables HK$560,100 were recognised in the profit or loss for the six months ended 30 June 2024.

Graphex Group Limited Interim Report 2024	33

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

16.	SHARE CAPITAL (Continued)

Preference shares

	30 June	31 December
	2024	2023
	(Unaudited) HK$’000	(Audited) HK$’000
Issued and fully paid
323,657,534 (2023: 323,657,534) preference shares of HK$0.01 each	3,236	3,236

A summary of movements in the Company’s preference share is as follows:

Number of
issued and
	fully paid	Nominal	Share
	preference	value of	premium
	shares	shares	account
		HK$’000	HK$’000
As at 1 January 2024 and 30 June 2024	323,657,534	3,236	175,191

Warrants

As at 30 June 2024, the Company had 89,423,076 (31 December 2023: 89,423,076) warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one ordinary share of the Company at the exercise price of HK$0.65 per ordinary share, subject to adjustment, at any time commencing on the grant date. The warrants will expire on the fifth anniversary of the issue date.

Movements of the warrants during the period ended 30 June 2024 and year ended and at 31 December 2023 are as follows:

	Number of securities to be issued upon exercise of	Weighted-	Weighted average remaining contractual
	outstanding warrants	average exercise price	life in years
		HK$
As at 1 January 2023	89,423,076	0.65	2.5
Issue of warrants	–	–	–
As at 31 December 2023 and 30 June 2024	89,423,076	0.65	2.0

Graphex Group Limited Interim Report 2024	34

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

17.	MATERIAL RELATED PARTY TRANSACTIONS

The Group had the following material transactions with related parties during the period:

	For the six months ended 30 June
		2024	2023
		(Unaudited)	(Unaudited)
	Notes	HK$’000	HK$’000
Contract revenue from Pubang	(i)	363	80
Loans to
上海奕桂品牌管理有限公司 (“Yigui”)	(ii)	17,946	12,785
Earthasia Worldwide Holdings Limited (“EA Trading”)	(iii)	5,300	1,043
Repayment of loans from
大連鵬亞國際貿易有限公司 (“Dalian Trading”)		–	192
Yigui	(ii)	7,470	10,438
上海泰迪朋友投資管理有限公司 (“Teddy”)		1,220	–
Interest income from
Yigui	(ii)	442	435
EA Trading	(iii)	329	101

Notes:

(i)	The Group’s contract revenue derived from Pubang for the period ended 30 June 2024 amounted to HK$363,000 (six months ended 30 June 2023: HK$80,000).

(ii)	The Group granted a short-term loan in aggregate of RMB16,300,000 (six months ended 30 June 2023: RMB11,330,000) to Yigui, a joint venture of the Group during the period. The interest rate was 4% (six months ended 30 June 2023: 4%) per annum. During the six month ended 30 June, 2024, Yigui repaid RMB6,785,000 (six months ended 30 June 2023: RMB9,250,000) to the Group. The outstanding balance of the loan was RMB9,515,000 as at 30 June 2024 (six months ended 30 June 2023: RMB10,710,000).

(iii)	In 2021, the Group renewed its revolving loan facility of HK$50,000,000 granted to EA Trading, a joint venture of the Group, to support its business operation with a one-year term which was unsecured and bore interest at 12% per annum. The outstanding principal and interest were HK$10,761,000 as at 30 June 2024.

Graphex Group Limited Interim Report 2024	35

NOTES TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

18.	EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this interim report, no material event affecting the Group has occurred after the six months ended 30 June 2024.

19.	COMPARATIVE FIGURES

Certain comparative information has been restated to conform with the current period’s presentation.

20.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The financial statements were approved and authorised for issue by the board of directors on 29 August 2024.

Graphex Group Limited Interim Report 2024	36

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Amid global economic challenges in 2024, the Group set out expansion plans that will create vast opportunities and values for shareholders in the coming years. Electrification is an irreversible trend. While lithium-ion batteries play a significant role in electrification, graphite processing capabilities shall be essential because graphite is the anode material that accounts for about 25% by weight of a lithium-ion battery. The demand for graphite anode material will continue to be driven by the global development of the EV industry, energy storage infrastructures, consumer electronics, and robotics.

Graphene Products Business

For the six months ended 30 June 2024, the graphene products business contributed revenue of approximately HK$61.5 million, representing approximately 66% of the Group’s total revenue, with an adjusted segment EBITDA of approximately HK$7.4 million. Comparing to the six months ended 30 June 2023, the revenue and the adjusted segment EBITDA decreased by approximately 37% and 54% respectively. The Group looks forward to the implementation of the expansion plan in Laixi City, Shandong Province, PRC soon.

The demand of lithium-ion batteries remains strong, especially for EV market and energy storage market. Lithium-ion batteries use deep processed graphite as anode material and there is no commercially viable substitute. The Graphene Division of the Group specializes in the mid-stream deep processing of graphite from flake graphite into battery anode material which is essential for battery making and hence EV production now and in the foreseeable future. The expansion plan of anode material production capacity is well placed to take advantage of the growth in demand of batteries and the new battery gigafactory to be built in the next few years.

Graphex Group Limited Interim Report 2024	37

MANAGEMENT DISCUSSION AND ANALYSIS

Landscape Architecture Business

The Group maintains its market position as one of the leading landscape architecture providers predominantly in the PRC and Hong Kong. It offers landscape architecture services to clients including governments, private property developers, state-owned property developers, design services companies and engineering companies in the PRC and Hong Kong.

The revenue of the Group’s landscape architecture services segment decreased to approximately HK$32.2 million for the six months ended 30 June 2024, representing a decrease of approximately 41%, as compared with that of approximately HK$54.2 million for the six months ended 30 June 2023. The decrease in revenue was primarily due to the slowdown in real estate development market in China.

For the six months ended 30 June 2024, the Group entered into 42 new contracts with a total contract sum of approximately HK$35.5 million for projects located in the PRC and 15 new contracts with a total contract sum of approximately HK$12.1 million for projects located in Hong Kong. Geographically, approximately 75% of the new contract sum represented projects located in the PRC and approximately 25% represented projects located in Hong Kong in terms of contract sum.

The number of new contracts and contract sum entered by the Group compared with last reporting period are set out as follows:

Six months ended 30 June	No. of new contracts	Contract sum
		(HK$’million)
2024	57	47.6
2023	44	38.4

The new contract sum increased to approximately HK$47.6 million for the six months ended 30 June 2024, representing an increase of approximately 24%, as compared with that of approximately HK$38.4 million for the last reporting period.

Catering Business

Since the outbreak of COVID-19 pandemic, the Group had decisively shut down certain catering management businesses to avoid any operating risks under the unprecedented market conditions. The Group ceased all the remaining catering business and completed the disposal of the entire segment in 2023.

Upon the cessation of the catering business, the Group intended not to restart any catering business in the future, thereby eliminated any risk of incurring operating loss and such other adverse impacts associated with the pandemic and economic downturn.

Graphex Group Limited Interim Report 2024	38

FINANCIAL REVIEW

Revenue

The Group’s total revenue decreased to approximately HK$93.7 million in first half of 2024, compared with HK$151.3 million for the six months ended 30 June 2023, representing year-on-year decrease of approximately 38%. The decrease was mainly attributable to the less favourable market and economic environment.

The graphene products segment contributed revenue of approximately HK$61.5 million, representing a decrease of approximately 37%, compared with HK$97.1 million for the six months ended 30 June 2023. The landscape architecture segment contributed revenue of approximately HK$32.2 million, representing a decrease of approximately 40%, compared with HK$54.2 million for the six months ended 30 June 2023.

Cost of sales

Cost of sales decreased to approximately HK$63.4 million for the six months ended 30 June 2024, representing a decrease of approximately 37%, as compared with that of approximately HK$101.2 million for the same period in 2023.

Cost of sales mainly represented cost of inventories in respect of graphene products business and project staff cost in respect of landscape architecture segment. The decrease in cost of sales was generally in line with the decrease in revenue derived from the graphene products segment and landscape architecture segment.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$30.3 million for the six months ended 30 June 2024, representing a decrease of approximately 39%, as compared with that of approximately HK$50 million for the same period in 2023.

Gross profit margin decreased to approximately 32% for the six months ended 30 June 2024, as compared with that of approximately 33% for the same period in 2023. The slight decrease was mainly attributable to the decrease in the gross profit margin in the graphene segment.

Selling and marketing expenses

Selling and marketing expenses decreased to approximately HK$1.2 million for the six months ended 30 June 2024, representing a decrease of approximately 60%, as compared with that of approximately HK$3 million for the same period in 2023. The decrease was mainly attributable to the decrease in revenue in the graphene segment.

Administrative expenses

Administrative expenses decreased to approximately HK$75.0 million for the six months ended 30 June 2024, representing a decrease of approximately 2%, as compared with that of approximately HK$76.7 million for the same period in 2023. The decrease was a combined effect of (i) the increase of shares-based payment under the 2023 Share Award Scheme; (ii) the decrease in the overall salaries of the Group which is attributable to the cost control measures implemented; (iii) the decrease of R&D expenses which is in line with the decreased revenue; (iv) the decrease of depreciation and amortisation due to the impairment of property, plant and equipment of landscape architecture design segment recognised during the six month ended 30 June 2024; and (v) the fluctuation of exchange rate in RMB.

Graphex Group Limited Interim Report 2024	39

MANAGEMENT DISCUSSION AND ANALYSIS

Impairment loss on financial and contract assets

The impairment loss, which represented impairment loss of trade receivables, contract assets, and other receivables, decreased to approximately HK$6.7 million for the six months ended 30 June 2024, representing a decrease of approximately 37%, as compared with that of approximately HK$10.7 million for the same period in 2023. The decrease mainly reflected the Group’s decrease in credit loss under the post-Covid period which the Group improved its collectability on financial and contract assets related to landscape architecture segment.

Net loss

As a result of the foregoing, the loss attributable to owners of the Company was approximately HK$54.1 million for the six months ended 30 June 2024, as compared with that of a loss attributable to owners of the Company of approximately HK$44.0 million for the same period in 2023.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximizing the return to shareholders through improving the debt and equity balance.

	As at 30 June 2024		As at 31 December 2023
	HK$’000		HK$’000
Current assets	269,310		246,499
Current liabilities	367,829		320,168
Current ratio	0.73	x	0.77	x

The current ratio of the Group at 30 June 2024 was approximately 0.73 times as compared to that of approximately 0.77 times at 31 December 2023 as a result of the conversion of convertible notes.

At 30 June 2024, the Group had total cash and bank balances of approximately HK$10.4 million (31 December 2023: HK$27.2 million).

At 30 June 2024, the Group’s gearing ratio (represented by total interest-bearing bank and other borrowings at the end of the period divided by total equity at the end of the respective period multiplied by 100%) was approximately 65.9% (31 December 2023: 57.8%).

The capital structure of the Company mainly comprises issued ordinary shares, preference shares and debt securities. As of 30 June 2024, the Company had outstanding issued corporate bonds with the carrying amount of approximately HK$115.4 million, issued promissory notes of approximately HK$63.2 million, issued convertible notes (as liability) of approximately HK$3.8 million, 971,136,762 ordinary shares and 323,657,534 preference shares in issue.

Graphex Group Limited Interim Report 2024	40

Contingent liabilities

The Group had no significant contingent liabilities as at 30 June 2024.

Pledge of assets

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitment

At 30 June 2024 and 31 December 2023, the Group had the following capital commitments at the end of the reporting period:

	As at 30 June 2024	As at 31 December 2023
	HK$’000	HK$’000
Contracted, but not provided for:
Acquisition of property, plant and equipment	5,719	5,760

On 20 September 2022, the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry. The Company intends to carry out this project in two phases, with the first phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite and the second phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials. It is estimated that the Company’s total investment in the first phase of this project will be not less than RMB200 million. The Company intends to fund the first phase of this project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise. At the reporting period end, no contract for the construction of the plant and/or the equipment for this project was entered into.

Graphex Group Limited Interim Report 2024	41

MANAGEMENT DISCUSSION AND ANALYSIS

On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. The first phase of the Project, if materialized, is expected to be completed and put into operation in September 2024. It is estimated that the Company’s total investment will be around RMB1,000 million. The Company intends to fund the first phase of this project by the Group’s internal resources and/or bank borrowings and/ or future fund-raising exercise. On 10 January 2024, a subsidiary of the Company entered into a lease agreement for the factory buildings for an aggregate term of 10 years for which the total rental payment will be RMB58,872,000 (equivalent to HK$65,936,000).

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HKD and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees’ remuneration

As at 30 June 2024, the Group had 249 employees. Employees are remunerated according to nature of the job, market trend, and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

During the period ended 30 June 2024, the Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Group and to provide them with incentives for the continual operation and development of the Group and/or attract suitable personnel to join the Group.

Graphex Group Limited Interim Report 2024	42

ADVANCES TO AN ENTITY

As disclosed in the announcements of the Company dated 20 September 2016, 24 January 2017, 8 December 2017, 25 June 2019 and 1 December 2021 (the “Announcements”), the Company as the Lender entered into a loan agreement (the “Loan Agreement”) on 1 December 2021 with the borrower pursuant to which the Lender agreed to provide an unsecured revolving loan facility (the “Revolving Loan Facility”) in the amount of HK$50,000,000 at an interest rate of 12% per annum during the availability period from 1 January 2022 to 31 December 2024. Subject to the terms and conditions, the Revolving Loan Facility can be drawn down at any time for one year during the availability period. Set out below are the principal terms of the loan agreement:

Fourth Renewal Agreement

Date of agreement:	1 December 2021

Borrower:	Earthasia Worldwide Holdings Limited

Revolving facility amount:	Up to HK$50,000,000

Interest rate per annum:	12%

Availability period:	1 January 2022 to 31 December 2024

Repayment term:	One year

Repayment:	Borrower shall repay the interests with the principal amount at loan maturity.

Early repayment:	The Borrower may prepay all or any part of a drawdown prior to the maturity date without penalty. Any prepayment of a drawdown will refresh the available amount of the Revolving Loan Facility for drawing. Any early repayment shall first settle all interests accrued.

Collateral:	Nil

Other terms and conditions:	The Lender shall have absolute discretion as to whether to make available any sum for any drawdown under the loan agreement.

The advance was made on the basis of the Company’s credit assessments on the Borrower’s financial strength, repayment history and the tenure of the advance. The Company considered that the risks and return involved in the advance to the Borrower are justifiable. For further details, please refer to the Announcements. As of 30 June 2024, there was an outstanding loan balance of approximately HK$10.8 million due from the Borrower to the Company.

Graphex Group Limited Interim Report 2024	43

MANAGEMENT DISCUSSION AND ANALYSIS

In relation to the provision of financial assistance by the Company to the Borrower, a combined statement of financial position of the Borrower group as at 30 June 2024 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below:

30 June 2024
HK$’000
Cash and cash equivalents	260
Other current assets	8,482
Current assets	8,742
Non-current assets	—
Current liabilities	57,857
Non-current liabilities	1,134
Net assets/(deficiency in assets)	(50,249)
Reconciliation to the Group’s interests in the joint venture:
Proportion of the Group’s ownership	30%
Carrying amount of the investment	—
Revenue	19,661
Interest expense	(2,045)
Profit for the period	(1,971)
Profit and total comprehensive income for the period	(1,971)

SIGNIFICANT INVESTMENTS HELD, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

Save for those disclosed in this interim report, there were no other significant investments held, nor were there material acquisitions or disposals of subsidiaries during the period under review. Apart from those disclosed in this interim report, there was no plan authorised by the Board for other material investments or additions of capital assets at the date of this interim report.

Graphex Group Limited Interim Report 2024	44

PROSPECTS

We believe electrification is a manageable path to sustainability of the world. Therefore the demand of rechargeable batteries shall increase as the application ends increase. The battery technologies may advance, and new battery system may emerge. However, lithium-ion batteries will still be the most stable and cost-effective device for energy storage in the coming years. And lithium-ion batteries will still be using graphite anode material. We focus on the production of graphite anode materials for various needs of battery chemistry. We have set a five-year plan to invest in the expansion of production capacity, research development, and new battery system.

We recognize the importance of producing battery anode material in a responsible and environmentally friendly manner. We are conscience of the increasing environmental and social expectations and requirements coming from international and national regulations, laws makers, as well as the customers, the communities, the business partners, and all the shareholders. We regularly assess the current ESG measures and constantly find ways to improve the ESG standard and strengthen sustainability.

Graphex Group Limited Interim Report 2024	45

OTHER INFORMATION

DISCLOSURE OF INTERESTS

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company and its associated corporations

As at 30 June 2024, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of the associated corporations (within the meaning of Part XV of the SFO) which (i) are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) are required, pursuant to section 352 of the SFO, to be entered in the register as referred to therein; or (iii) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange are as follows:

Long position in the Shares and underlying Shares

		Number of Shares				Number of underlying Shares held under the Share		Approximate % of
Name of Director	Capacity	Personal interest	Family interest	Corporate interest	Other interest	Option Scheme	Total	shareholding

Chan Yick Yan Andross	Beneficial owner, interest of controlled corporation	4,214,000	—	93,716,887	—	—	97,930,887	10.08%
Lau Hing Tat Patrick	Beneficial owner, interest of spouse, interest of controlled corporation	9,212,000	—	46,003,444	—	—	55,215,444	5.69%

Notes:

1.	Such interests are held by CYY Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Chan Yick Yan Andross is interested in the entire issued share capital.

2.	Such interests are held by LSBJ Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Lau Hing Tat Patrick is interested in the entire issued share capital.

Graphex Group Limited Interim Report 2024	46

Long position in the shares of associated corporations of the Company

Name of director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Approximate % of shareholding

Chan Yick Yan Andross	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Lau Hing Tat Patrick	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Saved as disclosed above, as at 30 June 2024, none of the Directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial Shareholders’ Interests and Short Positions in Shares and Underlying Shares

As at 30 June 2024, so far as the Directors and chief executive of the Company are aware, other than the interests of the Directors and chief executive of the Company as disclosed in the section titled “Directors’ and chief executive’s interests and short positions in shares, underlying shares and debentures of the Company and its associated corporations”, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the SEHK.

Graphex Group Limited Interim Report 2024	47

OTHER INFORMATION

Long position in the shares Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding
The Bank of New York Mellon Corporation	Interest of controlled corporation	266,834,348	27.48%
The Bank of New York Mellon	Beneficial owner	266,834,348	27.48%
CYY Holdings Limited1	Beneficial owner	93,716,887	9.65%
PBLA Limited2	Beneficial owner	75,123,669	7.74%
Pubang Landscape Architecture (HK) Company Limited2	Interest of controlled corporation	75,123,669	7.74%
Pubang Landscape Architecture Company Limited2	Interest of controlled corporation	75,123,669	7.74%

Notes:

1.	CYY Holdings Limited is 100% beneficially owned by Mr. Chan Yick Yan Andross. Accordingly, Mr. Chan Yick Yan Andross is deemed to be interested in the shares of the Company held by CYY Holdings Limited under the SFO.

2.	PBLA Limited is 100% beneficially owned by Pubang Landscape Architecture (HK) Company Limited, which is in turn 100% beneficially owned by Pubang Landscape Architecture Company Limited. Accordingly, each of Pubang Landscape Architecture (HK) Company Limited and Pubang Landscape Architecture Company Limited is deemed to be interested in the Shares held by PBLA Limited under the SFO.

Graphex Group Limited Interim Report 2024	48

Short position in the shares Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding

The Bank of New York Mellon Corporation	Interest of controlled corporation	259,626,720	26.73%

The Bank of New York Mellon	Beneficial owner	259,626,720	26.73%

DIRECTORS’ INTERESTS IN COMPETING INTERESTS

Save as Mr. Ma Lida, our non-executive Director nominated by Pubang Landscape Architecture Co., Ltd., who is required to declare his conflict of interests and barred from participation or voting on issue if there is any potential conflict of interest between the Group and Pubang Landscape Architecture Co., Ltd., the Directors are not aware of any business or interest of the Directors, the controlling shareholder and their respective associates (as defined under the Listing Rules) that compete or may compete with the business of the Group and any other conflict of interest which any such person has or may have with the Group during the six months ended 30 June 2024.

CHANGES IN INFORMATION OF DIRECTORS

There is no change in the information of the Directors to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

SHARE OPTION SCHEME

A share option scheme (the “Share Option Scheme”) was adopted by the Company on 3 June 2014 and became effective on 25 June 2014.

The Board has resolved to terminate the existing share option scheme on 9 January 2023.

All the options forfeited before expiry of the Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Share Option Scheme.

The number of shares that may be issued in respect of the share options granted under the Share Option Scheme is 9,677,692 Shares, representing approximately 1.1% of the weighted average number of Shares issued and outstanding for the period ended 30 June 2024.

Graphex Group Limited Interim Report 2024	49

OTHER INFORMATION

A summary of the movements of the outstanding share options during the six months ended 30 June 2024 are as follows:

						Number of Share Options
Grantees	Date of	Vesting	Exercisable	Exercise	As at			Cancelled/	As at
Employee(s)	grant	date	period	price (HK$)	1/1/2024	Granted	Exercised	Lapsed	30/6/2024
Other employee(s)	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	9,677,692	—	—	—	9,677,692

Notes:

1.	The closing price of the Shares immediately before the date on which the options were granted was HK$0.6.

2.	No share options were cancelled or lapsed during the reporting period.

Save as disclosed above, at no time during the period under review was the Company or its subsidiaries a party to any arrangement that enabled the Directors or any of their associates to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

2023 SHARE AWARD SCHEME

On 9 January 2023, the Company terminated the existing Share Option Scheme and Share Award Scheme and adopted the 2023 Share Award Scheme with effective from 6 February 2023 in order to provide eligible participants with equity incentives.

Graphex Group Limited Interim Report 2024	50

Summary of the 2023 Share Award Scheme

1.	Purposes	(i) to attract talents, suitable personnel and entities that are eligible participants;

(ii) to award certain selected participants with awarded shares for accepting their appointments, employments or engagement by the Group and related entities; (iii) to recognize the contributions by certain selected participants and to provide them with incentives in order to retain them for the continual operation, development and growth of the Group and related entities; and (iv) to improve or create sense of connection and/or loyalty of certain selected participants to the Group and related entities

2.	Qualifying participants	(i) Any director and employee of the Group or its subsidiaries; (ii) Any director and employee of the related entities of the Group; and (iii) Any person who provided services to the Group on a continuing or recurring basis

3.	Maximum number of shares	Not exceeding 10% of the shares of the Company in issue as at the date of adoption of the 2023 Share Award Scheme (i.e. 68,349,307 shares)

4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of the Company from time to time

5.	Vesting period	Subject to the terms and condition of the 2023 Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded Shares on such selected employee as specified in the grant notice and in accordance with the vesting schedule (if any) as set out therein

6.	The amount payable on acceptance of the award	Nil

7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 6 February 2023

On 12 June 2023, the Board resolved to grant an aggregate of 35,231,235 shares, which represented approximately 4.53% of the Company’s shares in issue at that date, to three employees and eight service providers. 3,754,797 of these shares were vested on 15 June 2023. The closing price of the shares immediately before the grant date was HK$0.425 each share. The fair value of the 35,231,235 shares awarded on the grant date was valued at HK$0.455 each share which was determined based on closing market price of the Company on grant date.

Graphex Group Limited Interim Report 2024	51

OTHER INFORMATION

On 24 July 2023, the Board resolved to grant an aggregate of 22,990,000 shares, which represented approximately 2.94% of the Company’s shares in issue at that date, to three directors and thirteen employees. 6,800,000 of these shares were vested on 24 July 2023. The closing price of the shares immediately before the grant date was HK$0.47 each share. The fair value of the 22,990,000 shares awarded on the grant date was valued at HK$0.46 each share which was determined based on closing market price of the Company on the grant date.

On 14 December 2023, the Board resolved to grant an aggregate of 10,128,072 shares, which represented approximately 1.13% of the Company’s shares in issue at that date, to twelve employees. The closing price of the shares immediately before the grant date was HK$0.375 each share. The fair value of the 10,128,072 shares awarded on the grant date was valued at HK$0.38 each share which was determined based on closing market price of the Company on the grant date.

As disclosed above, a total of 68,349,307 shares awards were granted to certain Grantees under the 2023 Share Award Scheme, and among which a total of 15,094,797 shares awards were granted to the Directors and senior management. Out of the aforesaid 15,094,797 share awards were granted to the Directors and senior management, 10,554,797 shares awards were granted to 2 senior management with the vesting period less than 12 months from the date of grant.

There is no performance target attached with the shares awards granted under the 2023 Share Award Scheme which, however, are subject to general clawback mechanism that if a grantee ceases to be a participant on the grounds that he has committed any act of fraud or dishonesty or serious misconduct, or has been declared or adjudged to be bankrupt, or has been convicted of any criminal offence or has been convicted for any offence under any securities laws or regulations in Hong Kong, that relevant share awards made to such grantee shall automatically be cancelled.

The Remuneration Committee has noted that the 2023 Share Award Scheme is intended to attract talents, suitable personnel and entities who will accept awarded shares as part of their remuneration, compensation or payment packages for the development and growth of the businesses of the Group; to award certain selected participants with award shares for accepting their appointments, employments or engagement by the Group; to provide certain participants with incentives in order to retain them for the continual operation, development and growth of the Group and to improve or create sense of connection and/or loyalty of certain selected participants to the Group. In recommending the grant of those share awards to the selected participants and determining the number of share awards and the relevant vesting periods for the share awards to be granted, the Remuneration Committee has considered factors such as (i) whether they were considered as talent and personnel that could contribute to the development and growth of the business of the Group that the Company would want to recruit with reference to their industry experience, tenure and roles with the Group; (ii) the remuneration of them including the grant of share awards as part of their remuneration packages as an incentive offered by the Group as compared with those offered by the industry peers in order to attract them in joining the Group; (iii) whether they would accept award shares as part of their remuneration or compensation package and as inducement for them to accept any offer for appointment; (iv) the business synergy and opportunities that might be brought by them to the Group; and (v) whether the share awards could further motivate their performances for the benefit of the businesses of the Group.

Graphex Group Limited Interim Report 2024	52

The Remuneration Committee considered that for those share awards granted with the vesting period less than 12 months from the date of grant is appropriate and necessary to enable the Company to provide competitive terms and conditions to valuable talent for the development and growth of the Group’s Graphene Products Business. It is necessary to enable the Company to offer competitive employment package to the grantees in order to retain valuable and loyal talent and to attract the talent and suitable personnel who will accept award shares as part of his/her remuneration, compensation or payment packages in accepting to stay on and continue his/her employment with the Group to further promote the development and growth of the Group’s businesses, to improve or create sense of connection and/or loyalty of him/her to the Group and to provide incentive to him/her to continue to work for the success and improve the performance of the Group and thus it could align the interest of the grantees with the Company and its shareholders as a whole.

Accordingly, having taken into account the factors above, the Remuneration Committee considered that notwithstanding the absence of performance targets, the shorter vesting period and the limited clawback mechanism, the share awards granted during the year ended 31 December 2023 can incentivize the grantees to strive for the future development of the Company which was in line with the purpose of 2023 Share Award Scheme.

During the six months ended 30 June 2024, there was no share awards granted under the 2023 Share Award Scheme.

During the six months ended 30 June 2024, the number of unvested awards granted under the 2023 Share Award Scheme at the beginning and end of the reporting period was 56,794,510 and 27,818,072, respectively. No award granted under the 2023 Share Award Scheme was cancelled or lapsed in accordance with the terms of the 2023 Share Award Scheme during the reporting period.

During the six months ended 30 June 2024, the equity-settled share-based compensation under the 2023 Share Award Scheme of HK$11,642,000 is included in employee benefit expenses and professional expenses.

Details of the 2023 Share Award Scheme are set out in the Company’s announcement dated 9 January 2023, 12 June 2023, 24 July 2023 and 14 December 2023 and circular dated 12 January 2023.

The number of award shares available for grant under the 2023 Share Award Scheme at the beginning and end of the six months ended 30 June 2024 were nil.

The number of shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 31,818,072 Shares, representing approximately 3.5% of the weighted average number of Shares issued and outstanding for the six months ended 30 June 2024.

Graphex Group Limited Interim Report 2024	53

OTHER INFORMATION

A summary of the movements of the share awards during the period ended 30 June 2024 are as follows:

			Number of Share Awards					Actual issued/ allotted
Grantees	Date of Grant	Vesting date	As at 1/1/2024	Granted	Vested	Cancelled/ Lapsed	As at 30/6/2024	As at 30/6/2024
Directors(note 1) Lau Hing Tat Patrick	24/7/2023	23/7/2024	680,000	–	–	–	680,000	–
Chan Yick Yan Andross	24/7/2023	23/7/2024	680,000	–	–	–	680,000	–
Qiu Bin	24/7/2023	23/7/2024	680,000	–	–	–	680,000	–

Employees(note 2)
	12/6/2023	1/2/2024	500,000	–	500,000(note 3)	–	–	–
	12/6/2023	1/5/2024	500,000	–	500,000(note 3)	–	–	–
	12/6/2023	1/8/2024	500,000	–	–	–	500,000	–
	12/6/2023	1/11/2024	500,000	–	–	–	500,000	–
	12/6/2023	1/2/2025	500,000	–	–	–	500,000	–
	12/6/2023	11/6/2024	1,000,000	–	1,000,000(note 3)	–	–	–
	24/7/2023	23/7/2024	14,150,000	–	–	–	14,150,000	–
	14/12/2023	13/12/2024	10,128,072	–	–	–	10,128,072	–

Service providers(note 4)
Wang Yi	12/6/2023	11/6/2024	2,000,000	–	2,000,000(note 3)	–	–	2,000,000
Greg McKenzie	12/6/2023	11/6/2024	2,000,000	–	2,000,000(note 3)	–	–	2,000,000
Tom Rooney	12/6/2023	11/6/2024	2,000,000	–	2,000,000(note 3)	–	–	–
Corrales Trading Ltd	12/6/2023	11/6/2024	6,500,000	–	6,500,000(note 3)	–	–	6,500,000
Chad Management Group Inc.	12/6/2023	11/6/2024	976,438	–	976,438(note 3)	–	–	976,438
Lyons Capital, LLC	12/6/2023	11/6/2024	6,500,000	–	6,500,000(note 3)	–	–	6,500,000
Onyx Relations Corp.	12/6/2023	11/6/2024	6,000,000	–	6,000,000(note 3)	–	–	6,000,000
Redchip Companies, Inc.	12/6/2023	11/6/2024	1,000,000	–	1,000,000(note 3)	–	–	1,000,000
			56,794,510	–	28,976,438	–	27,818,072	25,976,438

Notes:

1.	Director Grantees refer to the directors of the Company or its subsidiaries.

2.	Employee Grantees refer to the employees of the Company or its subsidiaries.

3.	The weighted average closing price of the shares immediately before the vesting date was HK$0.135 each share.

4.	Service providers refer to persons or companies who provide services to the Group on a continuing or recurring basis in their ordinary and usual course of business which are in the interests of the long-term growth of the Group.

Graphex Group Limited Interim Report 2024	54

EIL SHARE AWARD SCHEME

On 19 January 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the “EIL Share Award Scheme”). Details of the EIL Share Award Scheme were set out in the announcements of the Company dated 19 January 2021.

Summary of the EIL Share Award Scheme

1.	Purposes	to recognise the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of EIL Group and to attract suitable personnel for further development of the EIL Group

2.	Qualifying participants	(i) any individual being an employee (including without limitation any director) of any member of the EIL Group; (ii) any agent or consultant to the EIL Group; and (iii) any business or joint venture partner, contractor, any party providing advisory, consultancy, professional services to the EIL Group, or any other persons who have contributed or may contribute to the operation and development of the EIL Group

3.	Maximum number of shares	Not exceeding 10% of the shares of EIL (“EIL Shares”) in issue as at the date of adoption of the EIL Share Award Scheme (i.e. 500 EIL Shares)

4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of EIL from time to time

5.	Vesting period	Subject to the terms and conditions of the EIL Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded EIL Shares on such participant as specified in the EIL Share Award Scheme and the grant notice

6.	The amount payable on acceptance of the award	HK$1.00 per awarded EIL Share

7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 19 January 2021

During the period ended 30 June 2024, no EIL share awards granted. No unvested EIL share awards were outstanding as at 30 June 2024.

During the period ended 30 June 2024, no equity-settled share-based compensation under the Scheme is included in employee benefit expenses.

The number of award EIL Shares available for grant under the EIL Share Award Scheme at the beginning and end of the period ended 30 June 2024 were 400 EIL Shares and 400 EIL Shares respectively.

During the period ended 30 June 2024, EIL was not a principal subsidiary of the Company within the meaning of Rule 17.14 of the Listing Rules.

Graphex Group Limited Interim Report 2024	55

OTHER INFORMATION

MAXIMUM NUMBER OF SHARES

The maximum aggregate number of Shares that may be issued in respect of all the share options and awards that granted by the Company under all the share schemes is 41,495,764 Shares, representing approximately 4.6% of the weighted average number of Shares issued and outstanding for the period ended 30 June 2024.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the “CG Code”) stated in Appendix C1 to the Listing Rules during the six months ended 30 June 2024. The Company reviews its corporate governance practices regularly to ensure compliance with the CG Code.

In connection with the public offering of the ADSs, the Company adopted corporate governance requirements of the NYSE American.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 of the Listing Rules as the code of conduct regarding securities transactions by the Directors of the Company. Having made specific enquiries to all Directors, all of them confirmed that they had complied with the required standard set out in the Model Code during the six months ended 30 June 2024.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2024, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Company has established the Audit Committee to review and supervise the financial reporting process and internal Control procedures of the Group with written terms of reference in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of three members namely, Mr. Liu Kwong Sang (an independent non- executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director) and Mr. Wang Yuncai (an independent non-executive Director). The chairman of the Audit Committee is Mr. Liu Kwong Sang.

REVIEW OF INTERIM RESULTS

The Group’s interim results for the six months ended 30 June 2024 have not been reviewed by external auditor but have been reviewed by the audit committee of the Company that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and that adequate disclosures have been made.

Graphex Group Limited Interim Report 2024	56

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2024 (six months ended 30 June 2023: nil).

FORWARD-LOOKING STATEMENTS

This interim report contains statements that constitute “forward-looking statements”, for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future plans and prospects.

Forward-looking statements may be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely”, “potential”, “continue” or other similar expressions. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	The Company’s goals and strategies;

●	The Company’s future business development, financial conditions and results of operations;

●	Fluctuations in prices, interest rates and other factors that may increase the Company’s costs significantly;

●	The Company’s expectations regarding demand for and market acceptance of its products and services;

●	Competition in the Company’s industry;

●	Relevant government policies and regulations relating to the Company’s industry, including governmental policies in the Peoples Republic of China as well as other governmental or sovereign risk factors related to the Peoples Republic of China and its relationship with the United States;

●	The Company’s ability to continue to diversify its manufacturing and operations in the U.S. and globally;

●	The growth of the renewable energy sector; and

●	The U.S. and global economy including any recession or other adverse economic factors that limit the ability of the Company’s customers to purchase its products, including such customer’s ability to continue investment in the renewable energy sector.

These forward-looking statements involve various risks and uncertainties. Although the Company believes that its expectations expressed in these forward-looking statements are reasonable, the Company’s expectations may later be found to be incorrect. The Company’s actual results could be materially different from the Company’s expectations. Important risks and factors that could cause the Company’s actual results to be materially different from the Company’s expectations.

Graphex Group Limited Interim Report 2024	57

OTHER INFORMATION

The Company’s forward-looking statements are based, in part, on certain data and information that it obtained from various government and private sources. Statistical data obtained from these sources may include projections based on a number of assumptions. The Company’s industry may not grow at the rate projected by these sources, or at all. Failure of the Company’s markets to grow at the projected rate may have a material and adverse effect on the Company’s businesses and the market price of the Company’s ordinary shares and the ADSs. In addition, the rapidly changing nature of the Company’s markets may result in significant uncertainties for any projections or estimates relating to the Company’s growth prospects or future condition. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this interim report relate only to events or information as of the date on which the statements are made in this interim report. Except as required by law, the Company does not undertake an obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this interim report and the other information about the Company that is available publicly, completely and with the understanding that the Company’s actual future results may be materially different from what the Company expects.

APPRECIATION

Finally, we would like to express our gratitude to the Shareholders, business partners, subconsultants and customers for their continuous support. We would also like to thank our dedicated staff for their contributions to the success of the Group.

Lau Hing Tat Patrick

Chairman

Hong Kong, 29 August 2024

Graphex Group Limited Interim Report 2024	58